December 18, 2019

Tyler B. Wilson
Chief Financial Officer
Taronis Fuels, Inc.
16165 N. 83rd Avenue, Suite 200
Peoria, Arizona 85382

       Re: Taronis Fuels, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed December 13, 2019
           File No. 000-56101

Dear Mr. Wilson:

      We have reviewed your amended filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2019 letter.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G filed December 13, 2019

Financial Statements
Note 4 - Acquisitions, page F-14

1. We note your response to prior comment 2. Since the historical operations of the Taronis
      Fuels business of Taronis Technologies are considered the predecessor to the registrant, please provide audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X for individually insignificant businesses acquired by the predecessor that were significant to the predecessor in the aggregate.
 Tyler B. Wilson
FirstName LastNameTyler B. Wilson
Taronis Fuels, Inc.
December NameTaronis Fuels, Inc.
Comapany18, 2019
Page 2
December 18, 2019 Page 2
FirstName LastName
General

2. Please note that your registration statement on Form 10 became effective automatically by lapse of time on November 29, 2019 pursuant to Section 12(g)(1) of the Securities Act of
         1934. Since that date, you have been subject to the reporting requirements of Section
         13(a) of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if we continue to review and comment upon your registration statement on Form 10.
         Please confirm your understanding of your reporting requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Laura Anthony, Esq.